                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of October 3, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F
              -------                                             -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No
            -------                                               -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD IMMEDIATELY CONSULT YOUR STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT PROFESSIONAL ADVISER AUTHORISED PURSUANT TO THE FINANCIAL SERVICES ACT 1986.

If you have sold or transferred all your Ordinary Shares in MERANT plc, you should send this document, together with the accompanying form of proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

UBS Warburg, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for MERANT plc and for no other person in relation to the matters described in this document and accordingly will not be responsible to any other person for providing the protections afforded to customers of UBS Warburg or advising them on these matters in relation to the contents of this document or any transaction or arrangement referred to herein.



MERANT PLC

PROPOSED DISPOSAL OF THE EDC DIVISION

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING



Your attention is drawn to the letter from the Chairman of MERANT plc set out on pages 6 to 9 of this document.

Notice of the Extraordinary General Meeting of the Company, to be held at the offices of UBS Warburg, 1 Finsbury Avenue, London EC2M 2PP, U.K. at 11 am on 30 October 2001, is set out on page 22 at the end of this document.

THE ACTION TO BE TAKEN BY SHAREHOLDERS IS SET OUT ON PAGE 8 OF THIS DOCUMENT. Whether or not you intend to attend the Extraordinary General Meeting, please complete, sign and return the enclosed form of proxy in accordance with the instructions printed thereon so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA as soon as possible and, in any event, not later than 48 hours before the time of the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude a Shareholder from attending and voting in person at the Extraordinary General Meeting, if he or she so wishes.

3 OCTOBER 2001 MERANT PLC

MERANT PLC

POSTING OF CIRCULAR RE DISPOSAL OF EDC DIVISION AND NOTICE OF EXTRAORDINARY GENERAL MEETING

The Board of MERANT plc announces that it has today posted to its shareholders a circular containing the details of the proposed disposal of the EDC Division (the "Circular"), including notice of an extraordinary general meeting to be held on 30 October 2001.

DISPOSAL OF THE EDC DIVISION

On 11 September 2001 MERANT announced that it had entered into a conditional agreement to sell the EDC Division to Data Direct International Limited (which, as at completion, will be controlled by investment funds managed by Golden Gate Capital) ("the Purchaser") for $29.25 million (approximately Pound Sterling20.6 million), payable in cash on completion, subject to adjustment for changes in book value of the business prior to completion.

In order to continue to focus the Company's resources on the maximum growth opportunities led by its PVCS product in the rapidly expanding market for enterprise change management, the Board of MERANT decided that the Company should sell its EDC Division. The market for enterprise data connectivity is not growing as fast as the enterprise change management market for PVCS, and the sales and distribution model necessary to sell to the customer segment that purchases data connectivity solutions is different than that of PVCS. As a result there are few synergies between the two lines of business.

After estimated transaction costs of Pound Sterling2.5 million (approximately $3.5 million), expected post Disposal re-organisation charges of Pound Sterling1.0 million (approximately $1.5 million), and estimated income tax of Pound Sterling2.8 million (approximately $4.0 million), the remainder of the proceeds of the Disposal of Pound Sterling14.3 million (approximately $20.3 million) will initially be placed on deposit.


THE CONTINUING GROUP

The Continuing Group will concentrate on Enterprise Change Management, which includes the PVCS product line and services, and carries on the business of developing, supporting and marketing a suite of enterprise change management solutions to effectively manage change across a company to protect software, web content and enterprise resource planning packaged application assets. The PVCS solution provides broad change management capabilities ranging from small development teams to the entire enterprise and from client/server assets to web assets.


On 20 September 2001, the Company announced that its operational headquarters would move to Hillsboro, Oregon, U.S.A., which is the Company's primary development, sales and support location for the PVCS product line. MERANT's registered and head office will remain in Newbury, U.K.

SALE OF FREEHOLD PREMISES IN NEWBURY

As also announced on 20 September 2001, the Company and its subsidiary, Merant International Limited, have entered into an agreement to sell their two freehold premises at Newbury (the "Newbury Properties") for Pound Sterling10.85 million (approximately $15.4 million) payable in cash on completion (the "Newbury Disposal"). Prior to the completion of the Newbury Disposal, the Company will enter into an agreement to lease part of the Newbury Properties to Micro Focus Limited. Following the Newbury Disposal part of the Newbury Properties will be leased back to the Company. Completion of the Newbury Disposal, which is expected to occur on 12 October 2001, is conditional upon court approval of the leases. As at 30 April 2001, the net book value of the Newbury Property was Pound Sterling13.1 million and after estimated disposal expenses, the Company will be recording a loss of Pound Sterling2.5 million. The Company currently receives rental income of approximately Pound Sterling0.4 million per annum from the letting of part of the Newbury Properties. Further details of the Newbury Disposal are also included in the Circular.



Enquiries:

MERANT

Gary Greenfield

Chief Executive Officer

+1 (301) 838 5223

Ken Sexton

Chief Financial Officer

+1 (301) 838 5210

Larry De'Ath

VP, Communications/Investor Relations

+1 (301) 838 5228


UBS Warburg

John Woolland

020 7567 8000

UBS Warburg Ltd., a wholly owned subsidiary of UBS AG, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for MERANT plc in connection with the proposed disposal and no one else and will not be responsible to anyone other than MERANT plc for providing the protections afforded to customers of UBS Warburg Ltd. or for providing advice in relation to the proposed disposal.


END

Contents

                                                                                                             Page
Expected Timetable of Principal Events..................................................................        2
Definitions.............................................................................................        3
Glossary of Terms.......................................................................................        5
Part I    Letter from the Chairman of MERANT............................................................        6
Part II   Financial information on the EDC Division.....................................................       10
Part III  Additional information........................................................................       14
Notice of Extraordinary General Meeting.................................................................       22

Expected Timetable of Principal Events

Latest time and date for receipt of forms of proxy for the Extraordinary
General Meeting                                                                          11 am on 28 October 2001

Extraordinary General Meeting                                                            11 am on 30 October 2001

Anticipated date for Completion of the Disposal                                                  31 October 2001*


*The date of Completion is expected to be no later than ten business days following satisfaction or waiver of the conditions to Completion, unless otherwise agreed in writing by the Company and the Purchaser.

IN THIS DOCUMENT, REFERENCES TO $ ARE TO U.S. DOLLARS AND REFERENCES TO POUNDS STERLING ARE TO U.K. POUNDS STERLING. THE EXCHANGE RATE USED TO CONVERT U.S. DOLLARS INTO U.K. POUNDS IS $1.42 TO POUNDS STERLING1.00 EXCEPT WHERE NOTED.

DEFINITIONS

The following definitions are used throughout this document, unless the context requires otherwise.

"Act"                         the Companies Act 1985, as amended

"ACT Disposal"                the sale of the ACT Division on 10 August 2001 by MERANT to Micro
                              Focus International Limited

"ACT Division"                the Application, Creation and Transformation division, which included the Micro Focus product line and services, which carries on the business of developing, supporting, marketing, licensing and selling a comprehensive suite of COBOL application analysis, development, integration, testing, and deployment environments for the purpose of providing an enterprise solution to integrate and extend a company's existing rules, data and processes to the new platforms of e-business

"Company" or "MERANT"         MERANT plc

"Completion"                  completion of the sale of the EDC Division in accordance with the terms of the Disposal Agreement

"Continuing Group"            the Group following completion of the Disposal

"Directors" or "Board"        the directors of MERANT as set out on page 6 of this document

"Disposal"                    the proposed sale to the Purchaser of the EDC Division pursuant to the
                              Disposal Agreement

"Disposal Agreement"          the agreement dated 10 September 2001 between the Company and the
                              Purchaser in respect of the sale and purchase of the EDC Division, further details of which are set out in paragraph 6 of Part III of this document

"EDC Division"                Enterprise Data Connectivity Division which includes the DataDirect product line and services, carries on the business of developing, supporting and marketing a series of data access options for ODBC,
                              JDBC and J2EE standards, from distributed components to scalable middleware servers

"EGM" or "Extraordinary       the extraordinary general meeting of Shareholders, notice of which is
General Meeting"              set out at the end of this document

"First Buyer"                 WB-HX (Newbury) No 1 Limited, the purchaser of the freehold premises at The Lawn, Newbury, U.K. from the Company

"Golden Gate Capital"         the fund of Golden Gate Private Equity Inc., dedicated to investing in high-growth businesses in change-intensive industries

"Group"                       MERANT and its subsidiaries, including the EDC Division

"Listing Rules"               the rules and regulations made by the U.K. Listing Authority under
                              Part IV of the Financial Services Act 1986, as amended from time to time

"MERANT Share Option Plans"   the share option plans operated by MERANT plc, under the terms of which all MERANT employees are entitled to acquire Ordinary Shares in the Company

"Ordinary Shares"             the issued ordinary shares of 2p each in the capital of the Company

"Purchaser"                   Data Direct International Limited, a company incorporated in the
                              Cayman Islands, which is a wholly owned subsidiary of Golden Gate
                              Private Equity Inc.

"Resolution"                  the ordinary resolution to be proposed at the EGM, as described in the notice of EGM set out at the end of this document

"Second Buyer"                WB-HX (Newbury) No 2 Limited, the purchaser of the freehold premises at Speen Court, Newbury, U.K. from Merant International Limited

"Shareholders"                holders of Ordinary Shares

"UBS Warburg"                 UBS Warburg Ltd., financial adviser to the Company

"U.K. Listing Authority"      the United Kingdom Listing Authority, being the Financial Services
                              Authority acting in its capacity as the competent authority for the purposes of Part IV of the Financial Services Act 1986

"United Kingdom" or "U.K."    the United Kingdom of Great Britain and Northern Ireland

"U.S."                        United States of America

GLOSSARY OF TERMS

"COBOL"                       Common Business-Oriented Language, a computer programming language designed for business data processing applications

"PVCS"                        the brand name used to describe the Enterprise Change Management suite of products and services developed, marketed and supported by the
                              Continuing Group

"DataDirect"                  the brand name used to describe the data access middleware products and services developed, marketed and supported by the EDC Division

"J2EE"                        Java 2 Platform Enterprise Edition

"JDBC"                        Java Data Base Connectivity

"ODBC"                        Open Data Base Connectivity

PART I -- Letter from the Chairman of MERANT

                                   MERANT plc

                  (Registered in England and Wales No. 1709998)

Directors:                                           Registered and Head Office:

J Michael Gullard (Non-Executive Chairman)           The Lawn
Harold Hughes (Non-Executive Director)               22-30 Old Bath Road
Michel Berty (Non-Executive Director)                Newbury
Barry X Lynn (Non-Executive Director)                Berkshire RG14 1QN
Don C Watters (Non-Executive Director)
Gerald Perkel (Chief Executive Officer)
Gary Greenfield (Executive Director)


                                                                  3 October 2001

Dear Shareholder

INTRODUCTION

Your Board announced on 11 September 2001 that MERANT had entered into a conditional agreement to sell the EDC Division to the Purchaser (which, as at Completion, will be controlled by investment funds managed by Golden Gate Capital) for $29.25 million (approximately poundsterling20.6 million), payable in cash on Completion, subject to adjustment for changes in book value of the business prior to Completion. Due to the size of the transaction, Completion of the Disposal is subject to the approval of Shareholders in general meeting.

The purpose of this document is to provide you with details of the Disposal and to explain why the Board of MERANT considers the Disposal to be in the best interests of the Company and Shareholders as a whole and why it is recommending that you vote in favour of the resolution to approve the Disposal, to be proposed by way of an ordinary resolution at the EGM.

On 13 July 2001, the Board reported it was in very preliminary discussions with regard to a possible offer for the Company. These discussions have now ended.

BACKGROUND AND REASONS FOR THE DISPOSAL

At the beginning of the fiscal year 2002, the Company restructured its operations into independent lines of business to concentrate resources on growth opportunities, serve customers better and deliver enhanced value to its Shareholders. In support of this strategy, the Company sold the ACT Division to Micro Focus International Limited ("Micro Focus International"), a company controlled by investment funds managed by Golden Gate Capital, in August 2001. Details of the background and reasons for the ACT Disposal were set out in a circular to Shareholders dated 6 July 2001. Following the ACT Disposal, the Group's business comprised of the Enterprise Data Connectivity ("EDC") and Enterprise Change Management ("ECM") divisions.

In order to continue to focus the Company's resources on the maximum growth opportunities led by its PVCS product in the rapidly expanding market for enterprise change management, your Board has decided that MERANT should sell its EDC Division. The market for enterprise data connectivity is not growing as fast as the enterprise change management market for PVCS, and the sales and distribution model necessary to sell to the customer segment that purchases data connectivity solutions is different than that of PVCS. As a result there are few synergies between the two lines of business.

MERANT approached a large number of possible financial and industry purchasers for EDC. Extensive due diligence was undertaken by a number of possible purchasers. The terms proposed by the Purchaser were materially better than any other proposal received.

The Company believes substantial opportunities remain to expand the PVCS business line further, organically and through acquisitions, partnerships and other strategic combinations. After Completion of the sale of the EDC Division, MERANT expects to have free cash resources of between poundsterling93 million (approximately $132 million) and poundsterling100 million (approximately $142 million).

PART I -- Letter from the Chairman of MERANT

RETURN OF CAPITAL

MERANT intends to return surplus cash of at least pound sterling56 million (approximately $80 million) to its Shareholders. MERANT is reviewing a range of alternative means of returning cash to shareholders. These include the return of capital pro rata to shareholders and the purchase of shares on the stock market for cancellation.

EDC DIVISION

The Enterprise Data Connectivity Division includes the DataDirect products and services, which provide a variety of data access middleware solutions that enable customers to develop and deploy information-centric applications faster. Through industry partnerships with Sun Microsystems Inc., Microsoft Corp., IBM and leading database vendors, the EDC Division delivers JDBC and ODBC connectivity products and expertise that improve time to market and enhance application capabilities.

EDC represented approximately 15% of the Company's sales for the fiscal year ended 30 April 2001, and 25% of MERANT's total first fiscal quarter 2002 sales for continuing operations excluding the ACT Division. In the fiscal year ended 30 April 2001, EDC generated approximately pound sterling31.2 million ($46.0 million) in revenue and operating profit before amortisation of goodwill of approximately pound sterling4.8 million ($7.1 million). In the first fiscal quarter ended 31 July 2001, EDC generated approximately pound sterling7.4 million ($10.5 million) in revenue and operating profit before amortization of goodwill of approximately pound sterling2.1 million ($3.0 million). Net tangible assets at 31 July 2001 were approximately pound sterling4.5 million ($6.4 million). On Completion, the Disposal is expected to result in a small pre-tax gain, after restructuring charges and taxes.

The figures for 31 July 2001 have been extracted from the unaudited financial results of the Company for the three months ended 31 July 2001.

The EDC Division employs approximately 160 people worldwide. Its principal offices and development facilities are located in Morrisville, North Carolina, which employs approximately 90 people, and Duffel, Belgium and Rockville, Maryland, which together employ approximately 40 people. The remaining 30 people are employed in sales offices around the world.

Further financial information on the EDC Division is set out in Part II of this document. Shareholders should read the whole of this document and not rely solely on summarised information.

TERMS OF THE DISPOSAL

Pursuant to the terms of the Disposal Agreement, the Company has conditionally agreed to sell the EDC Division to the Purchaser for, in aggregate (i) $29.25 million (approximately pound sterling20.6 million) and (ii) the assumption of certain specified liabilities (including, inter alia, all liabilities and obligations under contracts used by or for the benefit of the EDC Division (but only to the extent related to the EDC Division) and obligations to certain employees of the EDC Division).

The purchase price is subject to adjustment: to the extent that the value of the net assets of the EDC Division at Completion is less than $6.4 million (approximately pound sterling4.5 million), the cash portion of the purchase price will be reduced by an amount equal to such shortfall and, if greater than $6.4 million, such cash amount will be increased by the amount of such excess.

The Company and Purchaser (or their respective affiliates) have also agreed to enter into separate agreements for the sale and purchase of each portion of the assets of the EDC Division, the assumed liabilities and the shares of specified subsidiaries related to the EDC Division.

Completion is conditional on, inter alia, the passing of the Resolution and the receipt of U.S. governmental consent or approval in respect of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Company has given customary warranties and indemnities to the Purchaser in relation to the Company and the EDC Division and both parties have given mutual covenants relating, inter alia, to post-completion cooperation and personnel matters.

If the Disposal Agreement is terminated: (a) by the Company, if, prior to the EGM, there is an offer for 10% or more of the total assets or equity securities of the EDC Division or of the entire Company or merger or similar transaction involving the entire Company (or public announcement of the same) (an "Acquisition Proposal") which (i) is more favourable from a financial point of view than that contained in the Disposal Agreement and is reasonably capable of being consummated in a timely manner and (ii) the board of Directors of the Company determine is necessary to accept to comply with their fiduciary duties to Shareholders; (b) by the

PART I -- Letter from the Chairman of MERANT

Purchaser, if the board of Directors of the Company withdraws or changes its approval and favourable recommendation of the Disposal Agreement or fails to call the EGM or to post this document; or (c) by the Company or the Purchaser if the Shareholders do not approve the Disposal, then the Company must pay to the Purchaser an amount equal to $292,500 (approximately pound sterling206,000), which amount includes any expenses, upon such termination.

MERANT has also agreed, pursuant to the Disposal Agreement: (a) to enter into a transition services agreement pursuant to which each party agrees to provide certain administrative and other services required for the operation of the business of the EDC Division and (b) to enter into a non-compete agreement in order to protect the value of the assets (including goodwill) acquired by the Purchaser.

Further details of the Disposal Agreement and ancillary documents are set out in paragraph 6 of Part III of this document.

FINANCIAL EFFECTS OF THE DISPOSAL

After estimated transaction costs of pound sterling2.5 million (approximately $3.5 million), expected post Disposal re-organisation charges of pound sterling1.0 million (approximately $1.5 million) and estimated income taxes of pound sterling2.8 million (approximately $4.0 million), the remainder of the proceeds of the Disposal of pound sterling14.3 million (approximately $20.3 million) will initially be placed on deposit.

Part II of this document contains an illustrative unaudited pro forma statement of net assets of the Group as if the Disposal had taken place on 30 April 2001.

THE CONTINUING GROUP

The Continuing Group will concentrate on Enterprise Change Management, which includes the PVCS product line and services, and carries on the business of developing, supporting and marketing a suite of enterprise change management solutions to effectively manage change across a company to protect software, web content and enterprise resource planning packaged application assets. The PVCS solution provides broad change management capabilities ranging from small development teams to the entire enterprise and from client/server assets to web assets.

On 20 September 2001, the Company appointed Gerald Perkel as president and chief executive officer of MERANT. Mr Perkel succeeds Gary Greenfield, who announced in June that he proposed to step down once a new CEO had been identified. The Company also announced that its operational headquarters would move to Hillsboro, Oregon, U.S.A., which is the Company's primary development, sales and support location for the PVCS product line. The Company will maintain principal operating subsidiaries in Europe and Japan.

MERANT's registered and head office will remain in Newbury, U.K. The Company and Merant International Limited have entered into an agreement dated 17 September 2001 to sell their two freehold premises at Newbury (the "Newbury Properties") for pound sterling10.85 million (approximately $15.4 million) payable in cash on completion (the "Newbury Disposal") to the First Buyer and the Second Buyer respectively. Pursuant to the ACT Disposal the Company has entered into an agreement to lease part of the Newbury Properties to Micro Focus Limited. This lease will be entered into prior to completion of the Newbury Disposal. Following the Newbury Disposal, part of the Newbury Properties will be leased back to the Company by the First Buyer. Completion of the Newbury Disposal, which is expected to occur on 12 October 2001, is conditional upon court approval of the leases. As at 30 April 2001, the net book value of Newbury Properties was pound sterling13.1 million and, after estimated disposal expenses, the Company will record a loss of pound sterling2.5 million. The Company currently receives rental income of approximately pound sterling0.4 million per annum from the letting of part of the Newbury Properties. Further details of the Newbury Disposal are included in paragraphs 8(vi) to (viii) of
Part III of this document.

CURRENT TRADING AND PROSPECTS

MERANT continues to be confident of the long-term opportunities of its software solution focus. The Directors consider the prospects for the Continuing Group to be satisfactory for at least the current financial year. Since 30 April 2001, trading has been satisfactory and in line with our expectations and we look forward to progress in the year ahead.

EXTRAORDINARY GENERAL MEETING

You will find set out at the end of this document a notice convening an EGM to be held at 11 am on 30 October 2001 at the offices of UBS Warburg, 1 Finsbury Avenue, London EC2M 2PP, U.K.

PART I -- LETTER FROM THE CHAIRMAN OF MERANT

ACTION TO BE TAKEN

A form of proxy for use in connection with the EGM is enclosed. Whether or not you intend to attend the EGM, you should complete the form of proxy in accordance with the instructions printed thereon and return it so that it is received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, as soon as possible and, in any event, so as to arrive not later than 48 hours before the time of the EGM. Completion and return of the form of proxy will not preclude you from attending the EGM and voting in person, if you so wish.

FURTHER INFORMATION

Your attention is drawn to the information contained in Part III of this document.

RECOMMENDATION

The Directors, who have received financial advice from UBS Warburg, consider that the Disposal is in the best interests of the Company and its Shareholders as a whole. In providing advice to the Directors, UBS Warburg has relied upon the Directors' commercial assessment of the Disposal.

ACCORDINGLY, THE DIRECTORS UNANIMOUSLY RECOMMEND YOU TO VOTE IN FAVOUR OF THE RESOLUTION TO BE PROPOSED AT THE EGM, AS THEY INTEND TO DO IN RESPECT OF THEIR AGGREGATE HOLDINGS OF 245,564 ORDINARY SHARES IN WHICH THEY ARE BENEFICIALLY INTERESTED, BEING APPROXIMATELY 0.2% OF THE ORDINARY SHARES IN ISSUE AT THE DATE OF THIS DOCUMENT.

Yours sincerely


J Michael Gullard
Non-executive Chairman

Part II -- Financial Information on the EDC Division

1.  BASIS OF PREPARATION

The financial information set out below does not constitute statutory accounts within the meaning of section 240 of the Act. Statutory accounts in respect of the Company have been delivered to the UK Registrar of Companies in respect of the fifteen-month period ended 30 April 1999 and the year ended 30 April 2000. Ernst & Young reported under section 235 of the Act in respect of the statutory accounts of the Company for each of those periods. Each such report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

The unaudited profit and loss account in relation to the EDC Division for the year ended 30 April 1998 has been extracted, without material adjustment, from schedules compiled for the purposes of preparing the statutory accounts of INTERSOLV, Inc. and, where necessary, the underlying unaudited management accounts of the businesses which support these schedules.

The unaudited profit and loss accounts in relation to the EDC Division for the period from 24 September 1998 to 30 April 1999 and for the year ended 30 April 2000 and the unaudited statement of net assets as at 30 April 1999 and 30 April 2000 set out in this Part II have been extracted, without material adjustment, from schedules compiled for the purposes of preparing the statutory accounts of the Company and, where necessary, the underlying unaudited management accounts of the businesses which support these schedules.

The unaudited profit and loss account and statement of net assets for the year ended 30 April 2001 have been extracted without material adjustment from schedules compiled for the purposes of preparing the preliminary results of the Company as announced on 12 June 2001, and, where necessary, the underlying management accounts of the businesses which support these schedules.

It is not practical nor meaningful to apportion either a funding charge or a taxation charge to the EDC Division for the periods set out below as the underlying entities were not managed as independently funded or taxed operations within the Group and therefore the profit and loss accounts have only been drawn up as far as the profit on ordinary activities before interest.

Assets and liabilities denominated in currencies other than U.K. pounds are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average rates for the period. Translation adjustments resulting from the process of translating financial statements denominated in currencies other than U.K. pounds are dealt with through reserves.

PART II -- FINANCIAL INFORMATION ON THE EDC DIVISION

2.       FINANCIAL INFORMATION ON THE EDC DIVISION

PROFIT AND LOSS ACCOUNTS

                                                                             24 SEPTEMBER
                                                                YEAR ENDED        1998 TO   YEAR ENDED   YEAR ENDED
                                                                  30 APRIL       30 APRIL     30 APRIL     30 APRIL
                                                                     1998*           1999         2000         2001
                                                                     L'000          L'000        L'000        L'000
Revenue......................................................       25,859         17,129       28,426       31,136
Operating costs..............................................       22,342         14,385       21,945       21,598
                                                                  --------       --------     --------     --------
Operating profit before allocated corporate charges..........        3,517          2,744        6,481        9,538
Allocated corporate charges..................................        6,411          4,051        6,584        4,707
                                                                  --------       --------     --------     --------
Operating (loss)/profit before amortisation of goodwill             (2,894)        (1,307)        (103)       4,831
Non-recurring charges........................................            0              0            0            0
Amortisation of goodwill.....................................            0         (5,665)      (9,711)      (9,711)
                                                                  --------       --------     --------     --------
(Loss) before interest and tax...............................       (2,894)        (6,972)      (9,814)      (4,880)
                                                                  ========       ========     ========     ========

*For the year ended 30 April 1998 the EDC Division was not part of MERANT. Please refer to page 10 for further details

STATEMENTS OF NET ASSETS

                                                                              30 April    30 April    30 April
                                                                                  1999        2000        2001
                                                                                 L'000       L'000       L'000
--------------------------------------------------------------------------------------------------------------
Fixed assets

Intangible fixed assets................................................            840         690         632
Tangible fixed assets..................................................            946       1,441       2,770
                                                                              --------    --------    --------
Total fixed assets.....................................................          1,786       2,131       3,402
                                                                              ========    ========    ========
Current assets
Stock..................................................................            ---         209         100
Trade debtors..........................................................         15,897       8,818      10,376
Other debtors and prepaid expenses.....................................          1,202         146         234
Cash and bank deposits.................................................            227         676       1,389
                                                                              --------    --------    --------
Total current assets...................................................         17,326       9,849      12,099
                                                                              ========    ========    ========
Creditors: amounts falling due within one year
Trade creditors........................................................            ---         196         ---
Accrued employee compensation..........................................          1,316       1,550       1,544
Current corporation tax................................................            182         ---         ---
Accrued expenses and other current liabilities.........................            577         247       1,715
Deferred revenue.......................................................          5,135       5,495       5,128
                                                                              --------    --------    --------
Total current liabilities..............................................          7,210       7,488       8,387
                                                                              ========    ========    ========
Net current assets.....................................................         10,116       2,361       3,712
                                                                              ========    ========    ========
Net assets.............................................................         11,902       4,492       7,114
                                                                              ========    ========    ========

PART II -- FINANCIAL INFORMATION ON THE EDC DIVISION

3.       PRO FORMA STATEMENT OF NET ASSETS OF THE GROUP

The following unaudited pro forma statement of net assets of the Group illustrates the effect of the Disposal on the Group's net assets as if it had taken place on 30 April 2001. It is based on the unaudited consolidated financial statement of the Group for the financial year ended 30 April 2001 and has been prepared on the basis set out in the notes below.

This statement has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Group.

                                                                                   ADJUSTMENTS
                                                                            --------------------------
                                                                     GROUP
                                                                 PRO FORMA          EDC                           REVISED
                                                                     AS AT  DIVISION AS                         PRO FORMA
                                                                  30 APRIL  AT 30 APRIL        OTHER                AS AT
                                                                   2001(i)     2001(ii)  ADJUSTMENTS(iii)   30 APRIL 2001
                                                                     L'000        L'000        L'000                L'000
-------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible fixed assets.....................................        66,234        (632)     (13,553)               52,049
Tangible fixed assets.......................................        20,375      (2,770)           --               17,605
Investment..................................................         6,860           --           --                6,860
                                                                 ---------    ---------    ---------             --------
Total fixed assets..........................................        93,469      (3,402)     (13,553)               76,514
                                                                 =========    =========    =========             ========
CURRENT ASSETS:
Stock.......................................................           134        (100)           --                   34
Trade debtors...............................................        25,983     (10,376)           --               15,607
Other debtors and prepaid expenses..........................         4,968        (234)           --                4,734
Cash and bank deposits......................................       101,298      (1,389)       17,865              117,774
                                                                 ---------    ---------    ---------             --------

TOTAL CURRENT ASSETS                                               132,383     (12,099)       17,865              138,149
                                                                 =========    =========    =========             ========
Creditors: amounts falling due within one year
Bank loans and overdrafts...................................         1,401           --           --                1,401
Trade creditors.............................................         4,607           --           --                4,607
Accrued employee compensation...............................         9,441      (1,544)           --                7,897
Current corporation tax.....................................         2,606           --        2,778                5,384
Accrued expenses and other current liabilities..............         8,936      (1,715)           --                7,221
Deferred revenue............................................        27,692      (5,128)           --               22,564
                                                                 ---------    ---------    ---------             --------
TOTAL CURRENT LIABILITIES...................................        54,683      (8,387)        2,778               49,074
                                                                 =========    =========    =========             ========
NET CURRENT ASSETS..........................................        77,700      (3,712)       15,087               89,075
                                                                 =========    =========    =========             ========
TOTAL ASSETS LESS CURRENT LIABILITIES.......................       171,169      (7,114)        1,534              165,589
Provision for liabilities and charges.......................        19,657                        --               19,657
                                                                 ---------    ---------    ---------             --------
Net assets..................................................       151,512      (7,114)        1,534              145,932
                                                                 =========    =========    =========             ========

Notes:
i) The information in respect of the Group has been extracted without material adjustment from the pro forma statement of net assets included in the circular to Shareholders relating to the ACT Disposal dated 6 July 2001. The net asset adjustment in relation to the ACT Disposal has not yet been finalised; had the ACT Disposal taken place at 30 April 2001, the pro forma net assets of the Group would have been some pound sterling3.3 million lower.

ii) This adjustment reflects the sale of the net assets of the EDC Division. The information in respect of the EDC Division has been extracted without material adjustment from the Statement of net assets on page 11.

iii) Other adjustments to net assets arise from:

     -- goodwill attributable to a company which was acquired for the EDC business but which is not being sold as part of the Disposal and is therefore being written off (pound sterling13.6 million).

     -- the consideration due to the Group in respect of the Disposal net of estimated transaction costs of pound sterling2.5 million ($3.5 million) and assuming no net asset adjustment at Completion; had the Disposal taken place at 30 April 2001, the consideration would have been some pound sterling2.6 million higher.

     -- an estimated provision for corporate tax arising on the Disposal of pound sterling2.8 million ($4.0 million)

iv) Amounts in U.S. dollars have been translated into U.K. pounds using a rate of $1.44 = pound sterling1.00, the rate prevailing at 30
         April 2001.

v) No account has been taken of trading since 30 April 2001, nor of the sale and leaseback of the Newbury property referred to in Part I of this document.

PART II -- FINANCIAL INFORMATION ON THE EDC DIVISION

[ERNST & YOUNG LOGO]

The Directors                                                        Apex Plaza
MERANT plc                                                         Forbury Road
The Lawn                                                                Reading
22-30 Old Bath Road                                           Berkshire RG1 1YE
Newbury
Berkshire RG14 1QN

UBS Warburg Ltd.
1 Finsbury Avenue
London EC2M 2PP                                                   3 October 2001

Dear Sirs

We report on the pro forma financial information set out in Part II of this document dated 3 October 2001, which has been prepared, for illustrative purposes only, to provide information about how the disposal of the EDC Division might have affected the financial information presented.

RESPONSIBILITY

It is the responsibility solely of the directors of MERANT plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules.

It is our responsibility to form an opinion, as required by the Listing Rules of the U.K. Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of MERANT plc.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

OPINION

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the issuer; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the U.K. Listing Authority.

Yours faithfully

Ernst & Young LLP

PART III -- ADDITIONAL INFORMATION

1.       RESPONSIBILITY

The Directors of the Company, whose names appear on page 6 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.          DIRECTORS' AND OTHER INTERESTS

(a) As at 2 October 2001 (being the latest practicable date prior to the publication of this document), the interests of Directors, their immediate families and persons connected with them (within the meaning of section 346 of the Act) in the issued share capital of the Company as shown on the register of directors' interests maintained under section 325 of the Act (or which would be required to be disclosed under section 325 of the Act if the connected person was a Director) or which have been notified to the Company pursuant to sections 324 and 328 of the Act, were as follows:

                                           PERCENTAGE OF
                                  NO. OF    THE EXISTING                  EXERCISE PRICE
                                ORDINARY ISSUED ORDINARY                      (PENCE PER
DIRECTOR                          SHARES   SHARE CAPITAL   SHARE OPTIONS          SHARE)          EXERCISE PERIOD
------------------------------------------------------------------------------------------------------------------
J Michael Gullard                 77,500           0.06%         140,000          78-287     21/06/97 -- 30/11/10
Harold Hughes                    110,000           0.08%          80,000          78-300     19/08/93 -- 30/11/10
Michel Berty                          --              --          10,000              78     30/11/00 -- 30/11/10
Barry X Lynn                         ---              --          20,000          78-287     16/09/99 -- 30/11/10
Don C Watters                        ---             ---          20,000          78-459     08/12/99 -- 30/11/10
Gary Greenfield                   58,064           0.04%       5,743,035         105-399     07/07/93 -- 04/01/09
Gerald Perkel                        ---             ---       2,750,000              69     20/09/02 -- 20/09/11

------------

Notes

Certain of these holdings are held in the form of American Depositary Shares.

33,944 of Gary Greenfield's Ordinary Shares are held by The Regents Trust, a nominee account operated by Royal Bank of Canada Trust Company (International) Limited to hold shares arising from the employee share purchase plan, beneficially owned by MERANT employees.

            Save as disclosed above, none of the Directors nor any member of their immediate families, nor any person connected with a Director within the meaning of section 346 of the Act, has any interests, beneficial or non-beneficial, in the share capital of the Company.

(b) No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Group and which was effected by the Group during the current or immediately preceding financial year or during an earlier financial year which remains in any respect outstanding or unperformed.

(c) As at 2 October 2001 (being the latest practicable date prior to publication of this document), the Directors were aware of the following persons who were, directly or indirectly, interested in 3% or more of the existing issued ordinary share capital of the
            Company:

                                                                                                       PERCENTAGE
                                                                                              NO. OF    OF ISSUED
                                                                                            ORDINARY        SHARE
SHAREHOLDER                                                                                   SHARES      CAPITAL
-----------------------------------------------------------------------------------------------------------------
Schroder Investment Management Limited                                                    19,805,121       14.67%
MERANT Trustees Limited                                                                    6,105,293        4.52%

            Save as disclosed above, the Company has not received notice and is not aware of any person who, directly or indirectly, is interested in 3% or more of the Company's issued share capital at the above date.

PART III -- ADDITIONAL INFORMATION

3.          DIRECTORS' SERVICE AGREEMENTS

(a)

(i) Mr Gerald Perkel was appointed as new Chief Executive Officer ("CEO") and President of the Company on 20 September 2001.

            His appointment is at will and may be terminated by Mr Perkel or the Company at any time for any reason.

            The chief components of Mr Perkel's remuneration as an executive director are as follows:

            Basic salary: Mr Perkel will be paid an annual salary of $450,000 payable in installments less legal deductions. The rate is determined by reference to relevant market data for the countries in which the executive director performs his duties, and will be reviewed at the end of each fiscal year. In addition, the rate for Mr Perkel takes into account the salary levels of staff as a whole in each country.

            Bonus and performance related pay: Mr Perkel will be eligible for an annual target bonus of $750,000 upon performance against a bonus plan presented to the board within 60 days after his start date. The bonus will be measured and paid based on the Company's fiscal year from 1 May to 30 April. Mr Perkel will be eligible to earn a pro rata portion of his bonus from his start date until 30 April 2002 but will be guaranteed to receive $375,000 for the first six months of the employment. Mr Perkel will also receive a one-time signing bonus of $200,000.

            Pension contributions: MERANT does not operate a pension scheme for its directors. Mr Perkel is entitled to participate in MERANT's deferred compensation plan for U.S. based employees (401k plan), whereby MERANT will partially match employee contributions to the plan, up to a maximum contribution of 3% of the employee's eligible compensation, subject to U.S. Internal Revenue Service ("IRS") limitations.

            Other benefits: Mr Perkel is entitled to participate in all welfare plans and policies provided to other senior executives including medical, prescription, dental, disability, life, accidental death and travel insurance.

            Compensation for loss of office: In the event that Mr Perkel's employment is terminated without cause or he resigns for a good reason, Mr Perkel will be entitled to receive twelve months salary plus a monthly amount whichever is the greater of an amount equal to 1/12th of his annualized actual target bonus over the twelve months preceding the termination, or 50% of the annual target bonus. If he leaves within 12 months of the start date for reasons related to a termination without cause or for resignation for good reason (as such situations are defined in his offer letter agreement) he will receive for 24 months, less the number of months he has served, his monthly salary and a monthly bonus amount. Mr Perkel's welfare benefit would continue for the duration of the severance period. Mr Perkel has agreed to a twelve month non-competition covenant on termination preventing him from engaging in competition with the Company anywhere the Company sells its products and services.

            Share options: Mr Perkel is eligible to participate in the MERANT Share Option Plans and has been granted an option for 2,750,000 Ordinary Shares in the Company vesting over a 48 month period.

            Long term incentives: Mr Perkel is not eligible for any other long-term incentive payments.

(ii) Mr Greenfield, the previous CEO was appointed to his position on 1 December 1998 and entered into a service agreement with the Company for a three year term ending 30 November 2001. The Company announced on 12 June 2001 that Mr Greenfield proposed to stand down as CEO of MERANT, remain as CEO until his successor had joined the Company, work with the new CEO to ensure a smooth transition, and continue to serve as a director of MERANT during that time. The Company has notified Mr Greenfield that his employment with the Company will end on 31 October 2001.

            The chief components of Mr Greenfield's remuneration as an executive director are as follows:

            Basic salary: The salary rate for Mr Greenfield is currently $432,000 per annum payable in installments less legal deductions.

            Bonus and performance related pay: Mr Greenfield is eligible for annual performance related bonuses, which are calculated based on fixed formulae measuring MERANT's performance against targets set at

PART III -- ADDITIONAL INFORMATION

            the beginning of each year. Such bonuses are earned on a pro-rata basis in proportion to the level of achievement relative to the performance targets set, subject to certain minimum thresholds. The philosophy is to offer greater than market opportunities in terms of bonus compensation, scaling upwards if the performance of MERANT exceeds the targets set out at the beginning of the period. In the year ended 30 April 2001 such bonuses were based on audited revenues and earnings per share results compared to pre-determined targets. Mr Greenfield's performance base pay for the year ended 30 April 2001 was zero. Mr Greenfield earned a $467,600 (pound sterling338,800) bonus upon the Company entering into a definitive agreement for the sale of the ACT Division. Mr Greenfield also earned a $334,000 (approximately pound sterling239,000) bonus upon the Company entering into a definitive agreement for the sale of the EDC Division.

            Pension contributions: MERANT does not operate a pension scheme for its directors. Mr Greenfield is entitled to participate in MERANT's deferred compensation plan for U.S. based employees (401k plan), whereby MERANT will partially match employee contributions to the plan, up to a maximum contribution of 3% of the employee's eligible compensation, subject to IRS limitations.

            Other benefits: Mr Greenfield is entitled to participate in all welfare plans and policies provided to other senior executives including medical, prescription, dental, disability, life, accidental death and travel insurance.

            Compensation for loss of office: The level of compensation offered by the Company is determined by the need to provide Mr Greenfield with a competitive package in accordance with the criteria described elsewhere in this paragraph 3, but would not exceed the equivalent of two years' pay (salary plus calculated portion of bonus, or performance related pay). This entitlement consists of a maximum of one year's salary and bonus as severance and an additional one year's salary and bonus for services rendered to the Company for 12 months following termination and as consideration for certain non-compete covenants. In addition, Mr Greenfield's welfare benefit would continue for 18 months.

            Share options: Mr Greenfield is eligible to participate in the MERANT Share Option Plans. The grant of share options to the executive director is designed to ensure that an element of his remuneration is directly related to long term growth in shareholder value.

            Long term incentives: Mr Greenfield is not eligible for any other long-term incentive payments.

(b) Remuneration for non-executive directors is determined by the Board as a whole based upon the advice of an independent advisor who has provided details of comparables. Directors are not involved in any discussions or decisions about their own remuneration.

            Non-executive directors receive an annual retainer and earn additional fees for attendance at Board Meetings and for time spent on other Company related business. Fees are set within the limits stipulated in the Company's Articles of Association.

            Non-executive directors are eligible to participate in the MERANT Share Option Plans.

            None of the non-executive directors has a letter of appointment with a notice period in excess of one year, or with provision for predetermined compensation on termination of an amount which equals or exceeds one year's salary and benefits.

            J Michael Gullard, non-executive chairman, was appointed as a non-executive director in May 1995. He is paid an annual fee of $125,000 as a Board Member plus $2,000 for membership of each committee. He receives $1,500 per Board meeting attended in person or $750 per Board meeting for telephone attendance. He further receives $1,000 per committee meeting attended in person or $500 per committee meeting for telephone attendance. In addition Mr Gullard is granted 20,000 Ordinary Shares each year with immediate vesting under the MERANT Share Option Plans.

            Michel Berty was appointed as a non-executive director by a letter dated 28 September 1998. He is paid an annual fee of $16,000 as a Board Member plus $2,000 for membership of each committee. He receives $1,500 per Board meeting attended in person or $750 per Board meeting for telephone attendance. He further receives $1,000 per committee meeting attended in person or $500 per committee meeting for telephone attendance. In addition Mr Berty is granted 10,000 Ordinary Shares each year with immediate vesting under the MERANT Share Option Plans.

PART III - ADDITIONAL INFORMATION

            Harold Hughes was appointed as a non-executive director in December 1993. He is paid an annual fee of $16,000 as a Board Member plus $2,000 for membership of each committee. He receives $1,500 per Board meeting attended in person or $750 per Board meeting for telephone attendance. He further receives $1,000 per committee meeting attended in person or $500 per committee meeting for telephone attendance. In addition Mr Hughes is granted 10,000 Ordinary Shares each year with immediate vesting under the MERANT Share Option Plans.

            Barry Lynn was appointed as a non-executive director by a letter dated 16 August 1999. He is paid an annual fee of $16,000 as a Board Member plus $2,000 for membership of each committee. He receives $1,500 per Board meeting attended in person or $750 per Board meeting for telephone attendance. He further receives $1,000 per committee meeting attended in person or $500 per committee meeting for telephone attendance. In addition Mr Lynn is granted 10,000 Ordinary Shares each year with immediate vesting under the MERANT Share Option Plans.

            Don Watters was appointed as a non-executive director by a letter dated 8 December 1999. He is paid an annual fee of $16,000 as a Board Member plus $2,000 for membership of each committee. He receives $1,500 per Board meeting attended in person or $750 per Board meeting for telephone attendance. He further receives $1,000 per committee meeting attended in person or $500 per committee meeting for telephone attendance. In addition Mr Watters is granted 10,000 Ordinary Shares each year with immediate vesting under the MERANT Share Option Plans.

(c) In the year ended 30 April 2001 the aggregate of the remuneration and benefits in kind (including pension contributions) paid to the Directors by the Group was pound sterling460,524.

4.          LEGAL PROCEEDINGS

(a) Save as set out in paragraph (c) below, no company in the Continuing Group is, nor has it been, involved in any legal or arbitration proceedings which may have, or have had during the twelve months preceding the date of this document, a significant effect on the Continuing Group's financial position, nor are the Directors aware of any such proceedings pending or threatened by or against any company in the Continuing Group.

(b) Save as set out in paragraph (c) below, the EDC Division is not, nor has it been, involved in any legal or arbitration proceedings which may have, or have had during the twelve months preceding the date of this document, a significant effect on the EDC Division's financial position, nor are the Directors aware of any such proceedings pending or threatened by or against EDC Division.

(c) In December 1998 and January 1999, seven class action securities complaints were filed in the United States District court for the Southern District of New York against the Company and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated amended complaint, which was filed on 9, June 1999. The lead plaintiffs sought to have the matter certified as a class action of purchasers of American Depositary Shares of the Company during the period from 17 June 1998 to 12 November 1998, including the former shareholders of INTERSOLV, Inc. who acquired American Depositary Shares of the Company in connection with the merger involving the two companies. The consolidated complaint alleges various violations of the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934 and sought unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning the Company's business condition and prospects. In May 1999, the Company filed a motion to transfer the matter to the Northern District of California, and the Court granted the Company's motion in November 1999. The action was transferred in December 1999 to the Northern District of California. After the action was transferred to California, plaintiffs again amended their complaint alleging the same claims as described in the prior amended complaint but without the 1934 Act claims or the class period. The defendants filed a motion to dismiss the newly-amended complaint in June 2000 and plaintiffs opposed this motion. A hearing on the motion took place in September 2000. On 20 December 2000, the Court issued a ruling granting in part and denying in part the defendants' motion to dismiss. The Court dismissed all of plaintiffs' allegations, with the exception of certain allegations that defendants misled the market regarding the company's plans for its Y2K business. On 16 February 2001, the defendants answered the Second Consolidated Amended Complaint, denying the remaining allegations and asserting affirmative defenses against the claim. Because of the Court's ruling, the mandatory discovery stay of the Reform Act is no longer in effect. The plaintiffs have served document requests on the Company and document production has begun on a rolling schedule. The plaintiffs filed their motion

PART III - ADDITIONAL INFORMATION

            for class certification and supporting materials on 20 April 2001. On 19 June 2001, the Court entered a Stipulation and Order Regarding Class Certification ("Class Certification Order"). The Class Certification Order certified this action to proceed as a class action while preserving the defendants' rights to challenge, at a later date, the propriety of this action proceeding as a class action, the definition of the class, and the class representatives. The Company intends to defend this litigation vigorously. However, due to the inherent uncertainties of litigation, MERANT cannot accurately predict the ultimate outcome of the litigation. Any unfavourable outcome of litigation could have an adverse impact on MERANT's business, financial condition and results of operations.

5.          SIGNIFICANT CHANGE

(a) Save as disclosed in Part I in relation to the ACT Disposal and the Newbury Disposal, there has been no significant change in the financial or trading position of the Continuing Group since 31 July 2001, the date to which the Group's unaudited preliminary financial statements have been prepared.

(b) There has been no significant change in the financial or trading position of the EDC Division since 30 April 2001, the date to which the Group's unaudited preliminary financial statements have been prepared.

6.          SUMMARY OF THE DISPOSAL AGREEMENT

Pursuant to the terms of the Disposal Agreement, the Company has conditionally agreed to sell the EDC Division to the Purchaser for, in aggregate (i) $29.25 million (approximately pound sterling20.6 million) and (ii) the assumption of certain specified liabilities (including, inter alia, all liabilities and obligations under contracts used by or for the benefit of the EDC Division (but only to the extent related to the EDC Division) and obligations to certain employees of the EDC Division).

The purchase price is subject to adjustment: to the extent that the value of the net assets of the EDC Division at Completion ("the NBV") is less than $6.4 million (approximately pound sterling4.5 million), the cash portion of the purchase price will be reduced by an amount equal to such shortfall and, if greater than $6.4 million, such cash amount will be increased by the amount of such excess.

An estimate of the NBV will be agreed between the Company and the Purchaser no later than five business days prior to Completion and the cash portion will be adjusted if necessary and paid by the Purchaser at Completion. A draft completion date balance sheet will be prepared by the Company no later than 120 days after Completion which it will seek to agree with the Purchaser (any dispute to be finally resolved by an independent accounting firm). If the final NBV is less than estimated, the Company will pay the shortfall to the Purchaser; if more, the Purchaser will pay the excess to the Company.

The Company and Purchaser (or their respective affiliates) shall also enter into separate agreements for the sale and purchase of each portion of the assets of the EDC Division, the assumed liabilities and the shares of specified subsidiaries related to the EDC Division.

Completion is conditional on, inter alia, the passing of the Resolution and, if required, the receipt of U.S. governmental consent or approval in respect of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Disposal Agreement is governed by the laws of the State of New York and any disputes (other than any request for injunctive relief or the determination of tangible net book value) are to be resolved by arbitration.

If the Disposal Agreement is terminated: (a) by the Company, if, prior to the EGM, there is an offer for 10% or more of the total assets or equity securities of the EDC Division or of the entire Company or merger or similar transaction involving the entire Company (or public announcement of the same) (an "Acquisition Proposal") which (i) is more favourable from a financial point of view than that contained in the Disposal Agreement and is reasonably capable of being consummated in a timely manner and (ii) the board of Directors of the Company determine is necessary to accept to comply with their fiduciary duties to Shareholders; (b) by the Purchaser, if the board of Directors of the Company withdraws or changes its approval and favourable recommendation of the Disposal Agreement or fails to call the EGM or to post this document; (c) by the Company or the Purchaser if the Shareholders do not approve the Disposal, then the Company must pay to the Purchaser an amount equal to $292,500 (approximately pound sterling206,000), which amount includes any expenses, upon such termination.

PART III - ADDITIONAL INFORMATION


MERANT has also agreed, pursuant to the Disposal Agreement: (a) to enter into a transition services agreement pursuant to which each party agrees to provide certain administrative and other services required for the operation of the business of the EDC Division for transition periods for each service to be agreed between the parties at Completion and (b) to enter into a non-compete agreement in order to protect the value of the assets (including goodwill) acquired by the Purchaser, pursuant to which it will enter into (i) non-competition covenants for a period of five years from Completion (ii) mutual non-solicitation covenants with the Purchaser for a period of two years from Completion and (iii) a non-disclosure of confidential information undertaking.

The costs of the Disposal are estimated at pound sterling2.5 million.

7.          WORKING CAPITAL

The Company is of the opinion that, taking into account its existing resources and the net proceeds of the Disposal receivable by the Continuing Group, the Continuing Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

8.          MATERIAL CONTRACTS

(a) The following contracts (not being contracts entered into in the ordinary course of business) entered into by a company in the Continuing Group within the two years prior to the date of this document, are or may be material:

            (i) an agreement and plan of merger dated 7 November 1999 entered into between MERANT Inc. (1) MERANT (2), ELTC Acquisition Corp. ("ELTC") (3) and EnterpriseLink Technology Corporation ("EnterpriseLink") (4) pursuant to which MERANT Inc. agreed to acquire, through its wholly-owned subsidiary ELTC, all of the outstanding share capital of EnterpriseLink. The total consideration for the transaction was $21.0 million
                        (approximately pound sterling15.2 million), payable as a combination of cash and assumption of debt. The Company also assumed EnterpriseLink stock options which converted into options to acquire up to 511,904 MERANT Ordinary Shares. Cash payments of $13.2 million (approximately pound sterling9.6 million) were made on acquisition, and payments based on final adjustments linked to subsequent performance were made during the year ended 30 April 2001.

                        Each party made the customary warranties and representations, the applicable time period for which has now expired. On completion, Mark Hainey (the former Chief Technology Officer of EnterpriseLink) entered into an employment and non-competition agreement with MERANT Inc for a fixed period of two years (which term may be extended by mutual agreement);

            (ii) an asset sale and purchase agreement dated 8 January 2001 entered into between NetObjects, Inc. (1) and MERANT Inc. (2), pursuant to which MERANT Inc. acquired the Enterprise Division of NetObjects, Inc., for $18.0 million (pound sterling13.0 million). The Company made an initial cash payment of $4.0 million
                        (pound sterling2.9 million), which is included in the $18.0 million purchase price, in December 2000 in return for a license of NetObjects' Enterprise Division intellectual property. The purchase of the Enterprise Division was completed on 18 February 2001. The total consideration for the transaction, including costs, was approximately $18.8 million
                        (pound sterling13.6 million), the whole of which was payable in cash. The acquired business is a provider of Web Content Management software, and at the date of the acquisition personnel of the acquired business became an integral part of the Company's Web Content Management development initiative in the ECM division;

            (iii) a purchase agreement dated 11 June 2001 entered into between MERANT (1) and Micro Focus International (2) pursuant to which Micro Focus International acquired the ACT Division of MERANT for $62.5 million (approximately pound sterling45.3 million), subject to post-completion adjustments. The ACT Disposal was completed on 10 August 2001;

            (iv) a transition services agreement dated 10 August 2001 between MERANT (1) and Micro Focus International (2) under which MERANT and Micro Focus International agreed to provide certain administrative and other services including accounting, human resources, information technology and legal services to each other required for the operation of the business of the ACT Division by Micro Focus International and the operation of its remaining business by MERANT, for varying fees and transition periods (not exceeding 12 months) set out in the schedules to the agreement;

PART III - ADDITIONAL INFORMATION

            (v) a transition services agreement to be entered into in connection with the Disposal under which MERANT and the Purchaser will agree to provide certain administrative and other services anticipated to include accounting, human resources, information technology and legal services to each other required for the operation of the business of the EDC Division for transition periods by the Purchaser and the operation of its remaining business by MERANT for varying fees and transition periods to be agreed between the parties at Completion;

            (vi) a sale and purchase agreement dated 17 September 2001 made between the Company and Merant International Limited (1) the First Buyer and the Second Buyer (2) and Knights Valley Limited (3) under which the Company has agreed to sell its freehold premises at The Lawn, Newbury, Berkshire ("The Lawn") subject to the benefit of the lease detailed in 8(vii) below to the First Buyer for cash proceeds of pound sterling5.85 million (approximately $8.3 million) and Merant International Limited has agreed to sell the freehold property at Speen Court, Newbury, Berkshire to the Second Buyer for cash proceeds of pound sterling5 million (approximately $7.1 million) ("the Newbury Agreement"). Part of The Lawn will be leased back to the Company pursuant to the agreement set out in paragraph 8(viii) below. As at 30 April 2001, the net book value of The Lawn and Speen Court was pound sterling13.1 million and after estimated disposal expenses, the Company will be recording a loss of pound sterling2.5 million. Completion of the Newbury Agreement is expected to occur on 12 October 2001;

            (vii) an agreement for lease dated 17 September 2001 entered into between the Company (1) Micro Focus Limited (2) and Micro Focus International Holdings Limited (3) under which the Company has agreed to lease part of The Lawn to Micro Focus Limited for a term of 15 years less one day commencing on 27 July 2001 (amended by the parties to commence on 1 August 2001) at a rent of pound sterling751,660 per annum to be reviewed on 1 August 2006 and 1 August 2011. Under the proposed lease the Company and Micro Focus Limited are entitled to terminate the lease on 31 July 2006 on between 12 and 18 months' notice. The obligations of the Company under the lease will be assumed by the First Buyer on completion of the Newbury Agreement;

            (viii) a lease to be entered into by the First Buyer and the Company under the Newbury Agreement, under which the First Buyer will lease the remaining part of The Lawn not leased to Micro Focus Limited to the Company for a term of 15 years less one day from the date of completion of the Newbury Agreement at a rent of pound sterling107,065 per annum to be reviewed on 1 August 2006 and 1 August 2001. The lease is fully repairing and insuring. Under the proposed lease the Company and the First Buyer are entitled to terminate the lease on 31 July 2006 on between 12 and 18 months' notice; and

            (ix)        the Disposal Agreement described in paragraph 6 above.

(b) Save as set out in paragraph (a) above, there are no contracts (other than contracts entered into in the ordinary course of business) which have been entered into by any member of the Continuing Group which contain any provision under which any member of the Continuing Group has any obligation or entitlement which is material to the Continuing Group as at the date hereof.

(c) Save as set out in paragraph (a) above there are no contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the EDC Division which are or may be material to the EDC Division and none which contain any provision under which the EDC Division has any obligation or entitlement as at the date hereof.

9.          CONSENTS

(a) UBS Warburg has given and has not withdrawn its written consent to the publication in this document with the inclusion of the references to its name in the form and context in which it appears.

(b) Ernst & Young LLP has given and has not withdrawn its written consent to the inclusion in this document of its letter set out in
            Part II of this document and the references to its name in the form and context in which it appears.

10.         DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the offices of Macfarlanes, 10 Norwich Street, London EC4A 1BD during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) until 30 October 2001:

(a)         the memorandum and articles of association of the Company;

(b) the audited financial statements of the Company for the three financial years ended 30 April 2000;

PART III - ADDITIONAL INFORMATION

(c) the unaudited preliminary results of the Company for the financial year ended 30 April 2001;

(d) the service contract and appointment letters referred to in paragraph 3 above;

(e)         the Disposal Agreement;

(f)         the material contracts referred to in paragraph 8 above;

(g)         the consent letters referred to in paragraph 9 above;

(h) the pro forma statement of net assets of the Group set out in Part II of this document;

(i)         Ernst & Young LLP's report on the pro forma information set out in
            Part  II of this document; and

(j)         the circular sent to Shareholders on 6 July 2001 relating to the ACT
            Disposal.

11.         FORWARD LOOKING STATEMENTS

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995:

This circular contains forward-looking statements that include statements regarding the outlook for fiscal 2002, the progression of the transition in MERANT's sales model, MERANT's focusing its entire resources on the enterprise change management market and its PVCS customers, the Disposal of its DataDirect enterprise data connectivity business and expectations regarding a possible return of excess capital to Shareholders. When used in this document, the words "anticipate", "believe", "estimate", "expect", "plan", "proposes" and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to focus on enterprise change management solutions and away from certain of its past primary markets, including the market for COBOL and mainframe-related software products and services, and the market for enterprise data connectivity software products and services. MERANT's ability to recruit and retain key personnel, especially in the sales and business units and at the senior management level, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise change management, the potential need for enterprise change management solutions to shift based on changes in technology and customer needs, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, the possibility that the sale of the DataDirect enterprise data connectivity business will not proceed as planned or may not be completed at all, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future as well as efficiently dispose of, and manage the provision or receipt, as the case may be, of certain services related to, businesses or products which are not a part of MERANT's business strategy, including MERANT's ability to complete and manage obligations related to, the sale of the DataDirect enterprise data connectivity business and the earlier disposal of the Micro Focus legacy development, transformation, and integration division.

3 October 2001

                                   MERANT PLC

                  (Registered in England and Wales No. 1709998)

                     NOTICE OF EXTRAORDINARY GENERAL MEETING



NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of MERANT plc will be held at 11 am on 30 October 2001 at the offices of UBS Warburg, 1 Finsbury Avenue, London EC2M 2PP, U.K., for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as an ordinary resolution:

RESOLUTION

That the proposed disposal by the Company of its Enterprise Data Connectivity Division ("the EDC Division") pursuant to and on the terms set out in the conditional agreement dated 10 September 2001 made between (1) the Company and
(2) Data Direct International Limited together with ancillary documents effecting the transfer of the EDC Division as contemplated therein, being the Disposal Agreement described in Part III of the circular to Shareholders of the Company dated 3 October 2001, a copy of which agreement has been produced to the meeting and initialled by the chairman for identification purposes only, be and is hereby approved, and that the directors of the Company be and are hereby authorised to make any non-material changes to the terms of the Disposal Agreement, and to enter into any documents pursuant to the terms of the Disposal Agreement on behalf of the Company, as they may consider to be necessary or expedient to implement those transactions and arrangements contemplated by the Disposal Agreement.

Registered Office:                                        By Order of the Board

The Lawn                                                           Leo Millstein
22-30 Old Bath Road                                            Company Secretary
Newbury
Berkshire                                                         3 October 2001
RG14 1QN

Notes:

(i) A member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

(ii) A form of proxy is enclosed which you are invited to complete and to return. Completion and return of the form of proxy in accordance with the instructions thereon will not preclude you from attending in person and voting at the EGM, instead of your proxy, if you so wish.

(iii) The form of proxy and the power of attorney or other authority (if any) under which it is signed should be deposited at the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, not later than 11 am on 28 October 2001.

(iv) Pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, only those Shareholders registered in the register of members of the Company 48 hours before the meeting will be entitled to attend and vote at the EGM in respect of the number of shares registered in their name at that time. Subsequent changes to the register will be disregarded in determining the right of any person to attend or vote at the EGM.